[redacted]

03014498

Vb 3-7-03

**AA 3/5/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR - 4 2003 WASH, D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrity Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

871 Venetia Bay Blvd Suite 370
(No. and Street)

Venice	FL	34292
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard F. Curcio 941-484-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank A. Ficarra, CPA, PA
(Name – *if individual, state last, first, middle name*)

4837 Swift Road	Sarasota	FL	34231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 20 2003

OATH OR AFFIRMATION

I, Richard F. Curcio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Investments, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TANYA M. WEISS

TANYA M. WEISS
Notary Public, State of Florida
My comm. expires Jan. 6, 2005
Comm. No. CC989538
ID 68655
Bonded Thru Service Insurance Company, Inc.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- * ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Refer to attached certification of SIPC exclusion

SIPC-3
(14 - REV 12/01)

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion From Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, Address, Designated Examining Authority and 1934 Act registration number:

45302 NASD
INTEGRITY INVESTMENTS INC
871 VENETIA BAY BLVD STE 370
VENICE, FL 34292

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

RICHARD F. CURCIO
800 242 9340

certifies that during the year ending December 31, 2002 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☒ (i) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☐ (ii) the sale of variable annuities;
- ☐ (iii) the business of insurance;
- ☒ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☒ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer 's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

DATES: ______ ______ ______
Postmarked Received Reviewed

Complete: ____________

Exceptions:

Disposition of Exceptions:

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 31st day of DECEMBER, 2001

INTEGRITY INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

(Authorized signature) Richard F. Curcio (Title) PRESIDENT

Return this completed form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

INTEGRITY INVESTMENTS, INC.
(A CORPORATION)

FINANCIAL STATEMENTS

December 31, 2002

CONTENTS

	PAGE
ACCOUNTANT'S AUDIT REPORT	1
FINANCIAL STATEMENTS	
Balance Sheet	2
Statement of Income and Accumulated Deficit	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Schedules of selling, general and administrative expenses	9
Computation of net capital requirements	10
Reconciliation of computation of net capital	11
Statement of changes in stockholders' equity	12
Statement of changes in liabilities subordinated to Claims of general creditors	15

FRANK A. FICARRA, C.P.A., P.A.

Certified Public Accountant
4837 Swift Road, Suite 210
Sarasota, FL 34231

TEL (941)-923-2537 FAX (941)-923-2542 E-mail frankficarra@yahoo.com

To The Board of Directors
Integrity Investments, Inc.
Venice, Florida

I have audited the accompanying balance sheet of Integrity Investments, Inc., as of December 31, 2002, and the related statements of loss and accumulated deficits, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As more fully described in Note C to the financial statements, the company, as parent company to Integrity Management & Research, Inc., a wholly owned subsidiary, carries the investment in the subsidiary on its books at cost. In my opinion, generally accepted accounting principles require that all majority-owned subsidiaries be consolidated with the financial statements of the parent company.

In my opinion, except for the effects of not including the subsidiary's results of operations in consolidated financial statements as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Investments, Inc., as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying schedules and information relating to capital and reserve requirements are presented as supplementary data and have been subject to audit procedures applied in the basic financial statements. Further supplemental information contained with respect to condensed financial information of the subsidiary was subject to the same auditing procedures applied in the audit of the subsidiary financial statements. I did not become aware of any material modifications that should be made to such data.

Frank A. Ficarra, CPA, PA

Frank A. Ficarra, C.P.A., P.A,
Sarasota, Florida
February 24, 2003

INTEGRITY INVESTMENTS, INC.
BALANCE SHEET
December 31, 2002

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 107,615	
Accounts receivable - Intercompany	85,000	
Prepaid expenses	157	
TOTAL CURRENT ASSETS		$ 192,772
INVESTMENTS		
Investment in subsidiary	588,736	
TOTAL INVESTMENTS		588,736
PROPERTY AND EQUIPMENT		
Office furniture and fixtures	19,480	
Office equipment	21,413	
Less: Accumulated depreciation	(32,056)	
NET PROPERTY AND EQUIPMENT		8,837
OTHER ASSETS		
Deferred charges (organization costs)	3,702	
Less: accumulated amortization	(3,702)	
Security deposit	3,175	
NET OTHER ASSETS		3,175
TOTAL ASSETS		$ 793,520

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
BALANCE SHEET
December 31, 2002

LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 27,371	
TOTAL CURRENT LIABILITIES		27,371
NON-CURRENT LIABILITIES		
Subordinated loan payable	$ 125,000	
Subordinated accrued interest	122,512	
TOTAL NON-CURENT LIABILITIES		247,512
STOCKHOLDERS' EQUITY		
Common stock, $.10 par value. 10,000,000 shares authorized, 9,589,184 issued and outstanding	958,920	
Additional paid-in capital	493,500	
Treasury stock	(140,000)	
Retained earnings (deficit)	(793,783)	
TOTAL STOCKHOLDERS' EQUITY		518,637
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 793,520

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
For the year ended December 31, 2002

REVENUES		
Commissions	$ 108,926	
Intercompany transfers	865,000	
TOTAL REVENUES		$ 973,926
EXPENSES		
Selling expenses	95,097	
General and administrative expenses	938,126	
TOTAL EXPENSES		1,033,223
(LOSS) FROM OPERATIONS		(59,297)
NON-OPERATING (INCOME) AND EXPENSE		
Dividend income	(962)	
Interest expense	15,018	
Gain on sale of security	(6,372)	
NET NON-OPERATING EXPENSE		7,684
(LOSS) BEFORE TAXES		(66,981)
INCOME TAXES		-
NET (LOSS)		(66,981)
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR		(726,802)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR		$ (793,783)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

CASH FLOW FROM OPERATING ACTIVITIES		
NET (LOSS)	($66,981)	
Adjustments to reconcile net (loss) to net cash (used) by operating activities:		
Depreciation	3,987	
Increase in accounts receivable	(5,000)	
Increase in prepaid expenses	(20)	
Increase in payables	25,396	
Increase in accrued expenses	14,994	
NET CASH (USED) BY OPERATING ACTIVITIES		($27,624)
NET DECREASE IN CASH AND CASH EQUIVALENTS		($27,624)
CASH AT BEGINNING OF YEAR		135,239
CASH AND CASH EQUIVALENTS AT END OF YEAR		$107,615

SUPPLEMENTAL DISCLOSURES	
Interest paid	$ -
Income taxes paid	$ -

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Integrity Investments, Inc., was incorporated on September 8, 1992, and acts as a broker-dealer and distributor for the Valiant funds, as well as other institutional funds and variable annuities.

Integrity Investments, Inc., is the parent company to Integrity Management and Research, Inc., a 100% wholly owned subsidiary formed on September 21, 1992, to provide advisory services to the Valiant funds, a series of mutual funds that are distributed by Integrity Investments, Inc.

Property and Equipment
Property and equipment are carried at cost. Depreciation is provided using the straight-line method for financial reporting purposes and accelerated MACRS 150% DB for federal income tax purposes.

Amortization of Deferred Charges
The company incurred expenditures incident to its creation, and the Company elected to amortize these expenses over five years beginning October 1, 1993, when business commenced for both tax and book reporting purposes.

Income Taxes
Beginning in 1992, the Company's operations were consolidated with their wholly owned subsidiary, Integrity Management and Research, Inc., for income tax purposes. The Companies have not accrued any deferred taxes for timing differences resulting from different book and tax depreciation methods because of the large net operating loss carry forward.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CASH EQUIVALENT

The cash equivalent consists of fourteen (14) portfolios in the Valiant funds. Seven of which are money market portfolios and seven of which are U.S. Treasury income portfolios. Dividends from each of the funds are reinvested in their respective accounts. Although each portfolio's policies are designed to maintain a stable net asset value of $1.00 per share, and could change in value when interest rates change along with other outside influencing factors, the portfolio's investment managers believe that the policies and strategies used present minimal credit risks. As of December 31, 2002, the cash equivalents after dividend reinvestments are carried on the books at $56,862.

NOTE C - INVESTMENTS AND RELATED PARTY TRANSACTIONS

Integrity Investments, Inc., is the parent company to Integrity Management and Research, Inc., a wholly owned subsidiary which was incorporated on September 24, 1992. While Integrity Management was in a developmental stage from inception through December 1994, considerable organization and administrative expenses had been incurred which required additional funding by the parent company. The investment in the subsidiary is carried on the books at cost with no adjustment for cumulative losses to date. The company acts as the promoter for the Valiant Fund shares and provides shareholder services. In return, it receives payments from the subsidiary for these services.

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE D - INCOME TAXES

In the years ended December 31, 1992, through 2002, the parent and subsidiary have cumulative net operating losses for both income tax and financial reporting purposes. The operating losses have been available to offset federal taxable income for subsequent years. No tax benefit was recorded in prior financial statements because of the uncertainty of future results of operations.

In the current year, no tax provision (expense) has been recorded. Also, because of the continuing uncertainty of results of operations, no future tax benefits have been recorded.

NOTE E - CAPITAL STOCK

There were no additional shares of common stock issued or additional paid-in capital received during the year ended December 31, 2002.

NOTE F - LONG-TERM SUBORDINATED LOAN PAYABLE

The Company received $125,000 through the issuance of a 12% subordinated loan DTD October 1, 1994, with an effective date of October 28, 1994. The original terms of the loan specified that the principal sum of $125,000 was to be paid on October 31, 1997, at the principal offices of the company together with interest thereon payable at the rate of 12% per annum.

The subordinated loan agreement for equity capital was submitted to the NASD and was found acceptable as of October 28, 1996.

Permission was also requested from the NASD to allow for the subordination of the accrued interest on the subordinated loan. NASD granted permission on February 17, 1997, to allow this change to be made.

The company has periodically requested NASD approval to extend the original due date of the subordinated loan. The latest extension of the due date is September 30, 2004 together with all interest accrued. The NASD approval was granted on September 30, 2001.

The cash proceeds previously received under these agreements is being used and dealt with by the Company as part of its capital and is subject to the risks of the business.

The lender irrevocably agrees that the obligation of the Company with respect to the repayment of principal and interest under this agreement shall be subject to payment of all claims of present or future creditors of the Company arising out of any matter occurring prior to the date on which the related payment obligation matures.

Further, Appendix D of Section Rule 15C3-1, requires the prior written approval of NASD before any repayment of a subordination agreement can be made. Unsecured advances to the lender during the term of the agreement are not permitted.

In addition, no prepayments can be made before the expiration of one year from the effective date of the original agreement.

Further provisions covering these agreements are contained within 17CFR240-15C3-1 to C3-3a.

INTEGRITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE G - LEASE COMMITMENTS

The company conducts its operations from a leased facility. On February 1, 2000, the company entered into its first two year lease agreement with the right to extend the term of the lease for two extension periods of two years each. The last of the two year extension was exercised in February, 2002 which extended the current lease until February, 2004. It is the intent of the Company to obtain other operating facilities prior to the termination of the current lease.

Minimum future payments under these leases with terms in excess of one year are:

Year ending December 31	Amount
2003	32,933
2004	2,744

NOTE H – OTHER INCOME - GAIN ON SALE OF STOCK

The Company was an eligible policyholder and had certain membership interests in Principle Mutual Holding Company through its ownership of a group Principle Life Insurance policy. As part of the demutualization process, converting from a mutual insurance holding company to a stock company, Integrity Investments, Inc. was compensated for its interests, which were terminated when the demutualization became effective October 26, 2001. The compensation received was in the form of 266 shares of common stock of Principle Financial Group Inc. In 2002, these 266 shares of common stock were sold for $6,372 with a zero cost basis and are to be treated as a long-term capital gain.

SUPPLEMENTARY INFORMATION

INTEGRITY INVESTMENTS, INC.
SCHEDULES OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
For the year ended December 31, 2002

SELLING EXPENSES		
Advertising	$6,300	
Commissions - subcontractors	22,758	
Entertainment	25,381	
Travel and lodging	40,658	
TOTAL SELLING EXPENSES		$95,097
GENERAL AND ADMINISTRATIVE EXPENSES		
Accounting and auditing	$ 18,897	
Bank service charges	214	
Depreciation	3,987	
Donations	3,155	
Dues and subscriptions	4,959	
Education, seminars and conventions	10,146	
Insurance	76,655	
Leases - equipment	2,133	
Legal	750	
Licenses, registration fees	2,240	
Office supplies and expense	4,327	
Office cleaning and maintenance	1,680	
Postage	3,627	
Printing	645	
Professional services	60,450	
Rent	35,171	
Salaries - office	660,000	
Taxes - payroll	36,798	
Taxes and penalties - other	756	
Telephone, cable and internet	10,038	
Utilities - electric	1,498	
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		$ 938,126

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
For the year ended December 31, 2002

SCHEDULE 1 **COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1**

Capital		$ 518,637
Add back: Subordinated loans		247,512
Deduct: Non-allowable assets		
Investment in subsidiary	$ 588,736	
Cost of property and equipment	40,893	
Allowance for depreciation	(32,056)	
Security deposit	3,175	
Prepaid expenses	157	
Accounts receivable - intercompany	85,000	685,905
Current capital		80,244
Deduct haircuts		4,001
Net allowable capital		76,243
Required capital		5,000
Excess net capital		$ 71,243

SCHEDULE 2 - **COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3**

Reserve requirement is not required under exception 15c3-3(k)(1)(ii)

SCHEDULE 3 - **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15(C)3-3**

There is no information required under rule 15(C)3-3 as the company is an institutional broker dealing in mutual funds and at no time has possession of any customer securities or cash.

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
For the year ended December 31, 2002

Reconciliation of computation of net capital pursuant ot Rule 15C3-1 between audited statements and unaudited statements at December 31, 2002.

	Audited	Un-audited	Difference
Total assets	$793,520	$790,702	$ 2,818
Less total liabilities	274,883	261,493	(13,390)
Net worth	518,637	529,209	(10,572)
Add subordinated loans	247,512	247,512	-
Adjusted net worth	766,149	776,721	(10,572)
Less non-allowable assets			
Investment in subsidiary	588,736	588,736	-
Due from related party	85,000	85,000	-
Furniture and fixtures	19,480	19,480	-
Office equipment	21,413	22,514	1,101
Accumulated depreciation	(32,056)	(35,956)	(3,900)
Organizational costs	3,702	3,702	-
Accumulated amortization	(3,702)	(3,702)	-
Security deposits	3,175	3,175	-
Prepaid expenses	157	137	20
Total non-allowable	685,905	683,086	(2,819)
Current capital	80,244	93,635	(13,391)
Less: haircuts	4,001	4,001	-
Net capital	76,243	89,634	(13,391)
Required net capital	5,000	5,000	-
Excess net capital	$ 71,243	$ 84,634	$(13,391)

Explanation of differences

The principal differences in total assets and liabilities and, therefore, a decrease in net worth, was a result of adjustments to year end payables, pre-paid expense, and adjustments to the property and equipment accounts for depreciation.

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of Septemeber 8, 1992 (date of inception) to December 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
Beginning balances September 8, 1992 (inception)	-	$ -	$ -	$ -
Stocks issued:				
9/8/92	1,000,000	$ 100,000		$ -
3/29/93	1,000,000	100,000		
6/8/93	1,000,000	100,000		
9/17/93	1,000,000	100,000	$ -	$ -
Stock issued 1993	4,000,000	400,000	$ -	$ -
Balances December 31, 1993	4,000,000	$ 400,000	-	$ (17,512)
Stocks issued:				
1/28/94	80,000	8,000		
1/28/94	150,000	15,000		
1/28/94	40,000	4,000		
1/28/94	150,000	15,000		
1/28/94	150,000	15,000		
1/28/94	250,000	25,000		
3/16/94	180,000	18,000		
4/25/94	250,000	25,000		
6/28/94	250,000	25,000		
6/28/94	400,000	40,000		
11/14/94	113,701	11,370		
11/16/94	35,000	3,500		
11/16/94	35,000	3,500		
11/16/94	35,000	3,500		
12/31/94	200,000	20,000		
12/31/94	200,000	20,000		
12/31/94	47,037	4,704		
12/31/94	10,000	1,000		
12/31/94	42,170	4,217	-	-
Stocks issued 1994	2,617,908	261,791	-	-
Balances December 31, 1994	6,617,908	$ 661,791	$ -	$ (331,553)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of Septemeber 8, 1992 (date of inception) to December 31, 2002

Balances December 31, 1994	6,617,908	$ 661,791	$ -	$ (331,553)
Stocks issued:				
2/16/95	500,000	50,000		
2/16/95	60,000	6,000		
3/1/95	250,000	25,000		
4/30/95	100,000	10,000		
5/26/95	14,571	1,457		
6/1/95	231,715	23,172		
8/1/95	25,000	2,500		
10/25/95	100,000	10,000		
12/31/95	70,000	7,000		
12/31/95	60,000	6,000		
12/31/95	60,000	6,000		
12/31/95	60,000	6,000		
12/31/95	70,000	7,000	-	-
Stocks issued 1995	1,601,286	160,129	$ -	-
Balances December 31, 1995	8,219,194	$ 821,920	-	$ (471,544)
Stock				
2/14/96	10,000	1,000		
11/14/96	200,000	20,000	-	-
Stocks issued 1996	210,000	21,000	-	-
Balances December 31, 1996	8,429,194	$ 842,920	$ -	$ (536,446)
Stocks issued:				
3/24/97	75,000	7,500		
10/13/97	50,000	5,000		
12/9/97	18,500	1,850	-	-
Stocks issued 1997	143,500	14,350	-	-
Balances December 31, 1997	8,572,694	$ 857,270	$ -	$ (575,326)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period of Septemeber 8, 1992 (date of inception) to December 31, 2002

Balances December 31, 1997	8,572,694	$ 857,270	$ -	$ (575,326)
Stock issued:				
6/16/98	16,500	1,650		
6/22/98	20,000	2,000		
6/22/98	20,000	2,000		
8/31/98	200,000	20,000	110,000	
8/31/98	20,000	2,000		
8/31/98	70,000	7,000		
10/5/98	70,000	7,000	38,500	-
Stocks issued 1998	416,500	41,650	148,500	-
Balances December 31, 1998	8,989,194	$ 898,920	$ 148,500	$ (721,845)
Stocks issued 1999				
10/25/99	300,000	30,000	165,000	-
Stock issued 1999	300,000	30,000	165,000	-
Balances December 31, 1999	9,289,194	$ 928,920	$ 313,500	$ (729,114)
Stock issued 2000				
5/24/00	300,000	30,000	180,000	
Less treasury shares purchased 5/24/00 (Repurchase cost $140,000	(200,000)	-	-	-
Net stock issued 2000	100,000	30,000	180,000	-
Balances December 31, 2000	9,389,194	$ 958,920	$ 493,500	$ (739,733)
Stock issued 2001	-	-	-	-
Balances December 31, 2001	9,389,194	$ 958,920	$ 493,500	$ (726,802)
Stock issued 2002	-	-	-	-
Balances December 31, 2002	9,389,194	$ 958,920	$ 493,500	$ (793,783)

See accompanying notes.

INTEGRITY INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2001

The following subordinated liabilities to claims of general creditors have been approved by the NASD:

	Maturity Date	12/31/2002
Subordinated loans payable	09/30/2004	$ 125,000
Total loan payable		$125,000
Subordinated accrued interest (note 1)		122,512
Total subordinated liabilities		$247,512

Note (1): The Company requested permission to subordinate the accrued interest on the subordinated loan to allow it as additional capital.

On September 28, 2001, permission was granted to extend the maturity date on the loan from October 31, 2001 to September 30, 2004.

See accompanying notes.